Filed by Qell Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Lilium GmbH
Commission File No. 001-39571

FINAL

Announcement day social posts  - Corporate accounts

Last update on Monday, 29 MARCH, 11PM CET

Website banner asset – to be pulled through on Twitter, LinkedIn and Facebook. Posted as individual asset on Instagram

FINAL - Twitter - Threaded Tweet

Audience: Investors, close market-watchers, (international) media

Tweet – Friends, exciting day: we’re revealing our 7-Seater Lilium Jet, which has been in stealth mode for 2 years  AND plans to list on NASDAQ through a merger with Qell, adding phenomenal investors and gross proceeds of $830m to help bring this jet to market.

Link to press release, will pull up pink sky

Reply - Like the 5-Seater flown in 2019, the 7-Seater jet uses our Ducted Electric Vectored Thrust tech & will have a spacious cabin for 6 passengers. First production units will begin testing late 2022 & are expected to enter service in 2024.

Image: Interior image

Reply – Qell is led by Barry Engle, former President GM North America. The combination of Qell’s funds plus PIPE investors we anticipate will allow us to deliver the jet, expand partnerships and launch commercial operations.

IMAGES TO ADD IF POSS: Pink Sky Pegasus, Interior Jet with Passengers

Link: Press Release

Asset:  Thumbnail – link to jet page. (the below thumbnail will pull through and link to jet page on website)

FINAL - LinkedIn

Audience:   Business partners, employees, prospective employees, investors, potential customers/business travelers

Friends, Fans, Partners & Peers,

Exciting day. We’re thrilled to reveal the development of the 7-Seater Lilium Jet, which we’ve been working on in stealth mode for 2 years . Like the 5-Seater we first flew in 2019, this 7-Seater leverages Lilium’s Ducted Electric Vectored Thrust (DEVT) technology, with market leading capacity and low noise.

The first test units will come off our manufacturing line in late 2022 and are expected to enter service in 2024. The jet is in concurrent Type Certification with EASA and FAA.

There’s more! Building an aerospace company requires not only technology and a world class team – it also needs formidable investors. So today, we are also happy to announce that we intend to list on the NASDAQ through a merger with Qell – led by Barry Engle, the former President of GM North America. The transaction anticipates yielding up to $830m in funding, which will allow us to deliver the jet, expand partnerships and launch the service.

To employees, partners and our community supporters who make this journey possible: thank you.

If you’re keen to know more about the jet’s technology, test your aerospace maths in this peer-reviewed paper.

For more detail, please see our press release and the relevant legal disclaimers.

FINAL - Instagram

Audience: Aviation enthusiasts, employees, prospective employees, close followers of Lilium (some VCs), Potential customers

Caption - [Characters: 650/2200]:

Friends & fans this is an exciting day: we’re revealing our 7-Seater Lilium Jet, which has been in stealth mode for 2 years . Like the 5-Seater flown in 2019, it uses our Ducted Electric Vectored Thrust tech & will have a spacious cabin for 6 passengers. First production units will begin flight testing in late 2022 and are projected to enter commercial service in 2024.

ALSO we're sharing plans to list on NASDAQ through a merger with Qell, adding phenomenal investors and up to $830m in gross proceeds to help bring this jet to market. Qell is led by Barry Engle, former President GM North America. The combination of Qell’s funds plus PIPE investors will allow us to complete development, expand partnerships and launch commercial operations.

Visit link in bio to learn more and see relevant legal disclaimers.

#evtol #mobility #Lilium #LiliumJet

Asset: ADD MULTIPLE IMAGES POSS: Pink Sky Pegasus, Interior Jet with Passengers, Passengers Loading, etc

FINAL - Facebook

Audience: Employees, Prospective employees, Aviation enthusiasts, close followers of Lilium/industry, Potential customers/business travelers

Post - [Characters: 849 + XX for link/63,000]

Dear Friends, Fans, Partners and Peers:

Today is an exciting day. We’re thrilled to reveal the development of the 7-Seater Lilium Jet, which we’ve been working on in stealth mode for over two years . Like the 5-Seater demonstrator aircraft we first flew in 2019, this 7-Seater leverages Lilium’s proprietary Ducted Electric Vectored Thrust (DEVT) technology – but it will feature a spacious business jet-style cabin with seats for 6 passenger plus one pilot. It is being engineered to the highest commercial aerospace safety and performance standards – supported by our incredible Tier 1 aerospace suppliers.

The first units will come off our manufacturing line in late 2022 and, after a thorough flight test campaign, are expected to begin flight operations in 2024 – with market leading performance and low noise. The 7-Seater Lilium Jet is the first of Lilium’s serial aircraft and is in concurrent Type Certification processes with EASA and FAA.

There’s more! Building an aerospace company requires not only unique technology and a world class team – it also needs formidable investors. So today we are also happy to announce that we intend to list on the NASDAQ through a merger with Qell – led by Barry Engle, the former President of GM North America. The combination of Qell’s funds in trust plus additional ‘PIPE’ investors we anticipate yielding up to $830m in fresh funds for Lilium. These new funds will allow us to deliver the jet, expand our partnerships and launch commercial operations.

To all employees and partners who are making this journey possible: thank you.    Likewise, special appreciation goes to our community of supporters in aerospace and beyond - your trust and enthusiasm keeps us going!

For those you keen on knowing more about the unique technology inside the 7-Seater Lilium Jet, you can test your aerospace mathematics in this peer-reviewed technical paper HERE (ADD LINK TO TECH PAPER).

For more detail, please see our press release and the relevant legal disclaimers.